UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-13545

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

4545 Airport Way

Denver, CO 80239

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

PROLOGIS

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Prologis 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Prologis 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Denver, Colorado

June 28, 2013

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401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets

Cash	$17,127	$—

Investments, at fair value:
Prologis common stock	5,682,296	4,603,475
Common collective trust	—	6,629,413
Mutual funds	83,544,957	39,515,284
Self directed brokerage account	306,749	287,128

Total investments, at fair value	89,534,002	51,035,300

Notes receivable from participants	1,059,058	643,302
Contribution receivable from employer	72,877	—

Net assets available for benefits before adjustment	90,683,064	51,678,602

Adjustment from fair value to contract value for fully benefit-responsive contracts	—	(306,984)

Net assets available for benefits	$90,683,064	$51,371,618

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011

Contributions:
Employer	$1,949,530	$1,208,162
Participants	5,369,368	2,908,440
Rollover	750,717	131,914

Total contributions	8,069,615	4,248,516

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	9,655,919	(1,799,969)
Dividends and interest income	1,662,185	1,274,146
Other income	149,558	59

Total net investment income (loss)	11,467,662	(525,764)

Interest on notes receivable from participants	46,085	29,926

Total contributions, net investment income (loss), and interest on notes receivable from participants	19,583,362	3,752,678

Deductions:
Benefits paid to participants	12,367,857	10,632,059
Administrative expenses	91,885	3,482

Total deductions	12,459,742	10,635,541

Net increase (decrease) during the year	7,123,620	(6,882,863)

Assets transferred from the AMB Property, L.P. Savings and Retirement Plan	32,187,826	—

Net assets available for benefits:
Beginning of year	51,371,618	58,254,481

End of year	$90,683,064	$51,371,618

See accompanying notes to financial statements

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements

(1)	Description of the Plan

On June 3, 2011, ProLogis (“ProLogis”) and AMB Property Corporation (“AMB”), a publicly traded real estate trust, combined through a merger of equals (the “Merger”). The new combined company is known as Prologis, Inc. (“Prologis” or the “Company”). After consideration of all applicable factors pursuant to the business combination accounting rules, the Merger resulted in a reverse acquisition in which AMB was considered the “legal acquirer” because AMB issued its common stock to ProLogis shareholders and ProLogis was the “accounting acquirer” due to various factors, including that ProLogis shareholders held the largest portion of the voting rights in the merged entity.

As a result of the Merger, Prologis assumed the ProLogis 401(k) Savings Plan. Effective January 1, 2012 this plan was renamed the Prologis 401(k) Savings Plan (the “Plan”). Prologis is the issuer of the securities held pursuant to the Plan. Also as a result of the Merger, Prologis assumed AMB Property, L.P. Savings and Retirement Plan (“AMB Plan”), which was available after the Merger through December 31, 2011 to Prologis employees who were formerly with AMB. Effective January 1, 2012, the AMB Plan merged into the Plan, with the Plan continuing on as the surviving plan. Effective January 1, 2012, the Plan changed its trustee and record keeper from Vanguard Fiduciary Trust Company to Wells Fargo Bank, N.A.

The terms of the Plan in 2012 and 2011 are substantially the same unless noted otherwise.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by Prologis. The Plan covers all eligible employees of the Company who have attained the age of 21. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Contributions

Participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $17,000 ($22,500 if age 50 or older) in 2012 and $16,500 ($22,000 if age 50 or older) in 2011. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no significant discretionary Company contributions during 2012 and 2011.

(c)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions and an allocation of the Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

(d)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

In 2012, the matching employer contributions vested 100% at the completion of one year of service. Matching employer contributions do not partially vest prior to the completion of one year of service.

In 2011, the Company contributions vested based upon the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange out Prologis’ common stock immediately.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral.

(f)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(g)	Forfeited Accounts

If a participant was not 100% vested and received a distribution of Company contributions, the dollars left in the Plan are called forfeitures. During 2012 and 2011, forfeitures totaled approximately $114,100 and $87,300, respectively. There were no unused forfeitures at December 31, 2012. Unused forfeitures equaled $82,300 at December 31, 2011. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used to fund Company discretionary contributions during 2012 or 2011. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2012 and 2011, the amounts of forfeitures used for Company match contributions were approximately $114,100 and $5,000, respectively.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

(h)	Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 4.25% to 9.25% at December 31, 2012 and 2011. In 2012, the maximum term of a loan was 5 years for a general purpose loan and up to 10 years for the purchase of a principle residence. In 2011, the maximum term of a loan was 5 years for a general purpose loan and up to 30 years for the purchase of a principle residence. As of December 31, 2012, these loans had expected maturities from 2013 to 2023. Principal and interest is paid ratably through regular payroll deductions. Loans are recorded at their outstanding balances and are presented as notes receivable from participants on the Statements of Net Assets Available for Benefits.

(i)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

In connection with the change in trustee on January 1, 2012, in 2012, we did not have investments in the Common Collective Trust. The Plan’s investment in the Common Collective Trust at December 31, 2011 was reinvested in other investments during 2012.

In 2011, the investment contracts included in the Vanguard Common Collective Trust (“Trust”) were presented at fair value on the Statements of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts were also stated at

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

contract value as reported by the investment advisor, which was equal to principal balance plus accrued interest. An investment contract was generally valued at contract value, rather than fair value, to the extent it was fully benefit-responsive. The Plan’s interest in the Trust was based on the fair value of the Trust’s underlying investments as reported by the investment advisor in the audited financial statements of the Trust at year end. The Trust included investments in traditional investment contracts, synthetic investment contracts and mutual funds and bond trusts.

For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. For synthetic investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Trust’s synthetic contracts. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming trust units may forgo a benefit, or avoid a loss, related to a future crediting rate difference from then-current market rates. Investments in mutual funds and bond trusts held by the Trust are valued at the net asset value of each fund or trust determined as of the close of the market on the valuation date.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the Trust, as well as the adjustment of the investment in the Trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the Trust.

The yield earned by the Trust in 2011 was 3.09%. This represented the annualized earnings of all investments in the Trust on the last day of the fiscal year, including the earnings recorded at the underlying Trust funds, divided by the fair value of all investments in the Trust at 2011.

The yield earned by the Trust with an adjustment to reflect the actual interest rate credited to participants in the Trust at 2011 was 2.68%. This represented the annualized earnings credited to participants of the Trust on the last day of the fiscal year, including the earnings recorded at the underlying Trust funds, divided by the fair value of all investments in the Trust at 2011.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented in the financial statements. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of Net Assets Available for Plan Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

(e)	Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. Due to the timing and amount or certain participant contributions certain employer matching contributions were not made during 2012. These employer matching contributions were deferred as of December 31, 2012 and paid to the plan in 2013. The Plan has included these deferred contributions as Contribution Receivable from Employer in the Statements of Net Assets Available for Benefits.

(f)	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

(g)	Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. In 2011, primarily all administrative expenses of the Plan were paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses that were paid by the Plan in 2012 and 2011 were approximately $91,900 and $3,500, respectively.

(h)	Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

(i)	Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

a.	Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

b.	Level 2 – Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

c.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities (Level 1) and the Trust (Level 2), are shown in the table below.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3
Mutual funds:
Blended funds	$13,345,911	$—	$—
U.S. large-cap equity funds	25,737,191	—	—
Fixed income funds	9,406,986	—	—
International equity funds	7,749,701	—	—
U.S. small-cap equity funds	6,018,688	—	—
U.S. mid-cap equity funds	8,797,210	—	—
Money market funds	8,578,476	—	—
Other	3,910,794	—	—

Total mutual funds	83,544,957	—	—
Prologis common stock	5,682,296	—	—
Self directed brokerage account – common stock	26,852	—	—
Self directed brokerage account – mutual funds	279,897	—	—

Total investments, at fair value	$89,534,002	$—	$—

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3
Mutual funds:
Blended funds	$16,950,719	$—	$—
U.S. large-cap equity funds	7,849,008	—	—
Fixed income funds	4,727,455	—	—
International equity funds	3,100,254	—	—
U.S. small-cap equity funds	3,395,587	—	—
U.S. mid-cap equity funds	2,136,235	—	—
Money market funds	148,038	—	—
Other	1,207,988	—	—

Total mutual funds	39,515,284	—	—
Prologis common stock	4,603,475	—	—
Common collective trust (1)	—	6,629,413	—
Self directed brokerage account – common stock	90,569	—	—
Self directed brokerage account – mutual funds	196,559	—	—

Total investments, at fair value	$44,405,887	$6,629,413	$—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for benefits) was $6,322,429 as of December 31, 2011.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3. Amounts included in the common collective trust at December 31, 2011 were reinvested into other Level 1 investments during 2012.

(3)	Investments

The investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are as follows:

	2012	2011
Vanguard Institutional Index Fund	$11,686,430	(a)
Vanguard Mid-Cap Index Fund Instl	$8,797,210	(a)
Vanguard Prime M/M Fund Instl	$8,578,476	(a)
Vanguard Interm Term Bond Index (Signal)	$5,706,567	(a)
Prologis common stock	$5,682,296	$4,603,475
Artisan International Institutional	$4,988,438	(a)
Vanguard Growth Index Fund Signal	$4,782,279	(a)
American Funds Growth Fund Of America R6	$4,677,281	(a)
Vanguard Sm-Cap Growth Index (Inst)	$4,600,439	(a)
American Funds Washington Mutual Inv R6	$4,591,201	(a)
Vanguard Retirement Savings Trust	(a)	$6,322,429
Vanguard 500 Index Fund Investor Shares	(a)	$5,401,387
Vanguard Growth Index Fund Investor Shares	(a)	$4,153,414
Vanguard Target Retirement 2025 Fund	<5%	$3,249,391
PIMCO Total Return Fund	(a)	$2,887,407

(a)	In connection with the change in trustee on January 1, 2012, certain investment options for participants were discontinued or new investment options were offered that were not previously available to participants.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$8,604,933	$(1,127,800)
Prologis common stock	1,028,954	(612,139)
Self directed brokerage account—common stock	(600)	(40,960)
Self directed brokerage account—mutual funds	22,632	(19,070)

	$9,655,919	$(1,799,969)

(4)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(5)	Tax Status

The Plan adopted a volume submitter plan that received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt as of December 31, 2012 and 2011.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Related Party Transactions

Certain Plan investments represented shares of common stock, self directed brokerage account and mutual funds managed by Wells Fargo, N.A. as of December 31, 2012 and Vanguard Fiduciary Trust Company (“Vanguard”) as of December 31, 2011. In 2011, the Plan also included a common collective trust. Wells Fargo and Vanguard were the trustees in 2012 and 2011, respectively, as defined by the Plans and therefore, these investments and investment transactions qualified as party-in-interest transactions.

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401(k) SAVINGS PLAN

Notes to Financial Statements – Continued

Certain Plan investments represented shares of common stock of the Company as of December 31, 2012 and 2011. ProLogis prior to the Merger, and the Company were the plan sponsors as defined by the Plan and therefore, these investments and investment transactions qualified as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan provided for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events, interest rate, credit, and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available Benefits.

The Plan has a concentration of investments in Prologis common stock. A change in the value of the Company common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

Schedule 1

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401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of party involved / Description of investment	Current Value

Prologis common stock*	$5,682,296

Mutual Funds:
American Beacon Sm Cap Value (Inst)	1,418,249
American Funds Growth Fund Of America R6	4,677,281
American Funds Washington Mutual Inv R6	4,591,201
Artisan International Institutional	4,988,438
EII Global Property Institutional	3,910,795
Metropolitan West High Yield Bond I	2,983,117
PIMCO Real Return/Institutional	717,301
Vanguard Balanced Index Fund Signal	3,861,036
Vanguard Growth Index Fund Signal	4,782,279
Vanguard Institutional Index Fund	11,686,430
Vanguard Interm Term Bond Index (Signal)	5,706,567
Vanguard Mid-Cap Index Fund Instl	8,797,210
Vanguard Prime Money Market Fd Inst	8,578,476
Vanguard Sm-Cap Growth Index (Inst)	4,600,439
Vanguard Target Retirement 2015	714,032
Vanguard Target Retirement 2025	2,961,136
Vanguard Target Retirement 2035	2,909,577
Vanguard Target Retirement 2045	1,695,384
Vanguard Target Retirement 2055	326,423
Vanguard Target Retirement Income	878,323
Vanguard Total Intl Stock Index Signal	2,761,263

Total mutual funds	83,544,957

Self directed brokerage invested account:*	306,749
Cash – self directed brokerage liquid account:*	17,127

Participant loans, 4.25% to 9.25%, maturing through July 2023*	1,059,058

Total investments	$90,610,187

*	Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 28, 2013	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc

.

Index to Exhibits

23.1	Consent of KPMG LLP